

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 4, 2007

Mr. Stephen P. Loomis
Vice President, Finance and Chief Financial Officer
Cardiodynamics International Corporation
6175 Nancy Ridge Drive
Suite 300
San Diego, CA 92121

> **Re:** **Cardiodynamics International Corporation**
> **Form 10-K for the fiscal year ended November 30, 2006**
> **File No. 000-11868**

Dear Mr. Loomis:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant